ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77C

At a Special Meeting of the security holders of John Hancock Trust (the “Trust”) held September 28, 2010, shareholders of Strategic Bond Trust (the "Acquired Fund"), were asked to consider and approve a proposed Agreement and Plan of Reorganization (the "Plan") providing for the combination of the Acquired Fund into the corresponding JHT fund listed below:

Aquired Funds	Corresponding Aquiring Funds
Strategic Bond Trust	Strategic Income Opportunities Trust

To approve an Agreement and Plan of Reorganization providing for the combination of the Strategic Bond Trust into the Strategic Income Opportunities Trust.

For	16,292,991.654
Against	522,256.294
Abstain	1,031,306.138